

02019566

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

RECEIVED

MAR 1 5 2002

363

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SEC FILE NUMBER

8- 37691

Uf 3-20-02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-01___ AND ENDING ___12-31-01___
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

　　U.S. Worldwide Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
　　425 Austin Avenue, Suite 1802

OFFICIAL USE ONLY
FIRM ID. NO.

(No. and Street)

Waco	Texas	76701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　　Kenneth H. Nall　　　　　　　　　　　　　　　(254) 297-2788
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pattillo, Brown & Hill, L.L.P.
　　　　　　　　　　(Name — if individual, state last, first, middle name)

401 West Highway 6	Waco	Texas	
(Address)	(City)	(State)	(Zip Code)

PROCESSED

APR 0 5 2002

**THOMSON
FINANCIAL**

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)　　　　Potential persons who are to respond to the collection of information
　　　　　　　　　　contained in this form are not required to respond unless the form displays
　　　　　　　　　　a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Kenneth H. Nall_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____U.S. Worldwide Financial Services, Inc._____, as of _____December 31_____, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

DONNA B STOWERS
NOTARY PUBLIC
State of Texas
Comm. Exp. 08-02-2003

_____Kenneth H. Nall_____
Signature

_____President_____
Title

_____Donna B. Stowers_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2001

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2001



PATTILLO, BROWN & HILL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
U. S. – Worldwide Financial Services, Inc.
Waco, Texas

We have audited the accompanying statement of financial condition of U. S. – Worldwide Financial Services, Inc. (a Texas Corporation) as of December 31, 2001, and the related statements of income (Loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U. S. – Worldwide Financial Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

401 WEST HIGHWAY 6 ■ P. O. BOX 20725 ■ WACO, TX 76702-0725 ■ (254) 772-4901 ■ FAX: (254) 772-4920 ■ www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778 ■ HILLSBORO, TX (254) 582-2583 ■ TEMPLE, TX (254) 791-3460
ALBUQUERQUE, NM (505) 266-5904 ■ RIO RANCHO, NM (505) 898-3516

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the prior page as supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pattillo, Brown + Hill LLP

January 25, 2002

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS

Cash	$ 75,352	
Commissions receivable (net of doubtful accounts of $0)	27,228	
Other receivables	4,642	
Prepaid expenses	10,204	
Total Current Assets		$ 117,426

PROPERTY AND EQUIPMENT

Office equipment	12,091	
Less: accumulated depreciation	(12,091)	
Total Property and Equipment		-

OTHER ASSETS

Dealer reserve	5,178	
Total Other Assets		5,178
Total Assets		$ 122,604

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued expenses payable	$ 23,371	
Federal income tax payable	143	
Total Current Liabilities		$ 23,514

LONG-TERM LIABILITIES

		-
Total Liabilities		23,514

STOCKHOLDERS' EQUITY

Common stock par value $1 per share - authorized		
1,000,000 shares, issued and outstanding 2,500 shares	2,500	
Additional paid-in capital	11,500	
Retained earnings	85,090	
Total Stockholders Equity		99,090
Total Liabilities and Stockholders' Equity		$ 122,604

See accompanying notes and auditors' report.

3

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

INCOME

Sales commissions	$ 462,447
Total Income	462,447

EXPENSES

Leased employee expense - officers	74,565
Leased employee expense - staff	20,560
Rent	5,430
Postage	4,188
Office	804
Printing	1,065
Bank fees and charges	518
Commissions	296,960
Registration fees, exams and licenses	14,777
Accounting and actuarial fees	8,730
Consulting fees	28,800
Subscriptions, books and periodicals	310
Professional dues	1,067
Training	1,198
Bond	1,797
Taxes - franchise	246
Miscellaneous	225
Advertising	234
Depreciation	2,598
Bad debt	212
Total Expenses	464,284

INCOME (LOSS) FROM OPERATIONS	(1,837)
INTEREST INCOME	2,793
NET INCOME (LOSS) BEFORE FEDERAL INCOME TAX	956
FEDERAL INCOME TAX	143
NET INCOME (LOSS)	$ 813
EARNINGS PER SHARE	$ 0.33

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Balance January 1, 2001	2001 Additions Net Income (Loss)	Balance December 31, 2001
Common stock	$ 2,500	$ -	$ 2,500
Additional paid-in capital	11,500	-	11,500
Retained earnings	84,277	813	85,090
Totals	$ 98,277	$ 813	$ 99,090

See accompanying notes and auditors' report.

5

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	813
Increase in commissions receivable	(	17,466)
Increase in other receivables	(	2,417)
Decrease in prepaid expense		1,364
Decrease in dealer reserve		27
Increase in accrued expenses payable		8,075
Increase in taxes payable		115
Net Cash Flows From Operating Activities	(	9,489)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH	(	9,489)
CASH BALANCE, BEGINNING OF YEAR		84,841
CASH BALANCE, END OF YEAR	$	75,352

See accompanying notes and auditors' report.

1. SIGNIFICANT ACCOUNTING POLICIES

U. S. – Worldwide Financial Services, Inc. (the Company) was incorporated February 6, 1987, for the purpose of providing brokerage services primarily to military personnel at selected locations in the continental United States and overseas. The brokerage services are sometimes provided in conjunction with sale of an insurance policy and sometimes for an investment in mutual funds only. Business commenced on February 20, 1987, the date of initial capitalization. Certain minor expenses were paid by a stockholder and not allocated to the Company.

Fiscal Year

The Company's fiscal year runs from January 1st through December 31st.

Basis of Accounting

The Company uses the accrual basis of accounting for income and expenses.

Cash

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on the Modified Accelerated Cost Recovery System required for federal income tax purposes as well as for financial statement purposes at rates based on the following estimated useful lives:

Office Equipment   5 – 7 years

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. CUSTOMER PROTECTION--RESERVES AND CUSTODY SECURITIES

The Company's activities are limited to those set forth under subparagraph (k)(l) of Rule 15c3-3; accordingly, the Company claims exemption from all other provisions of the Rule.

3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $83,544, which was in excess of the required net capital of $5,000 by $78,544. The Company's net capital ratio was .28 to 1.00.

4. INCOME TAXES

Federal income taxes of $143 have been recorded for the current year.

5. RELATED PARTIES

The majority of sales activities by U. S. – Worldwide Financial Services, Inc. are undertaken by agents who are also agents for one or more of the following insurance companies:

> American Amicable Life Insurance Company
> Pioneer American Life Insurance Company
> Pioneer Security Insurance Company

All three of the above insurance companies are under common ownership and control of American Amicable Holding, Inc. Commissions income of $462,447 (100% of total) was generated by these agents in 2001.

American Amicable Life Insurance Company provides office space and limited staff support for the Company. A significant change in the relationship could have a material effect on both revenue and expense of U. S. – Worldwide Financial Services, Inc. The Company paid $5,829 to American Amicable during 2001 for books, papers, periodicals, rent, telephone, commissions, training and fees.

The Company paid officers and stockholders (in addition to salaries) $32,032 in commissions and consulting fees.

During 2001, the Company reimbursed United Armed Forces Association $95,125 for shared leased employees.

6. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest And Income Taxes

Cash paid (received) in 2001 for interest and income taxes for 2000 were as follows:

Interest received	$	2,793
Income taxes paid		28
Franchise taxes paid		246

7. MAJOR CUSTOMERS/ECONOMIC DEPENDENCE

Sales commissions from five mutual fund companies totaled 97.2% of revenue for the year ended December 31, 2001.

SUPPLEMENTARY SCHEDULES

**PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

DECEMBER 31, 2001

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2001

The Company had no liabilities subordinated to claims of general creditors for the year ended December 31, 2001.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

NET CAPITAL	$ 99,090
LESS: NON-ALLOWABLE ASSETS FROM STATEMENT OF FINANCIAL CONDITION	15,382
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS (TENTATIVE NET CAPITAL)	83,708
HAIRCUTS ON SECURITIES	
Certificates of Deposit	(164)
NET CAPITAL	$ 83,544
TOTAL OF AGGREGATE INDEBTEDNESS	$ 23,514
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Excess net capital	$ 78,544
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 76,193
Ratio: Aggregate indebtedness to Net Capital	0.28 to 1

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

The Company's computation of net capital per Part II-a (page 3) and aggregate indebtedness per Part II-A (page 4) of Form X-17a-5 does not agree with that reported per Schedule II of this report. Differences are as follows:

Company's reported haircut on securities (certificates of deposit maturing 06/11/02)	$	246
Computed per this report (certificates of deposit maturing 06/11/02)		164
Difference	$	82



PATTILLO, BROWN & HILL, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

Board of Directors
U. S. – Worldwide Financial Services, Inc.
Waco, Texas

We have examined the internal control structure of U. S. – Worldwide Financial Services, Inc. in effect at December 31, 2001. Our examination was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of U. S. – Worldwide Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the internal control structure are to provide reasonable assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements. The internal control structure comprises the control environment, the accounting system, and the control procedures.

Because of inherent limitations in any internal control structure, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, the internal control structure of U. S. – Worldwide Financial Services, Inc. in effect at December 31, 2001, taken as a whole, was sufficient to meet the objectives stated above, insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

Pattillo, Brown - Hill, LLP

January 25, 2002

13

401 WEST HIGHWAY 6 ■ P. O. BOX 20725 ■ WACO, TX 76702-0725 ■ (254) 772-4901 ■ FAX: (254) 772-4920 ■ www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778 ■ HILLSBORO, TX (254) 582-2583 ■ TEMPLE, TX (254) 791-3460
ALBUQUERQUE, NM (505) 266-5904 ■ RIO RANCHO, NM (505) 898-3516